SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 12)*

Idera Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45168K306

(CUSIP number)

Youssef El Zein

c/o Stuarts Corporate Services Ltd.

Kensington House, 69 Dr. Roy’s Drive

Georgetown, Grand Cayman KY1-1104

Cayman Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAMES OF REPORTING PERSONS Pillar Pharmaceuticals 6, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,748,500 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,748,500 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,748,500 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9% (2)
14.	TYPE OF REPORTING PERSON PN

(1)

This Amendment No. 12 (as defined below) to Schedule 13D (as defined below) is filed by Pillar, Pillar Pharmaceuticals 6, L.P. (“Pillar 6”), Pillar Invest Corporation (“Pillar GP”), Pillar Partners Foundation, L.P. (“Pillar Foundation”, and, together with Pillar 6 and Pillar GP, the “Pillar Entities”), Abude Umari and Youssef El Zein (together with the Pillar Entities and Mr. Umari, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 12 to Schedule 13D. The Pillar Entities exercise no voting or dispositive power over and expressly disclaim beneficial ownership of any shares of the common stock, par value $0.001 per share (the “Common Stock”), of Idera Pharmaceuticals, Inc., a corporation organized under the laws of the state of Delaware (the “Company” or the “Issuer”), held directly by Messrs. Umari and El Zein, and Messrs. Umari and El Zein expressly disclaim beneficial ownership of any shares of Common Stock held directly by Pillar 6, Pillar Foundation and indirectly by Pillar GP.

Pillar Pharmaceuticals I, L.P. (“Pillar I”), Pillar Pharmaceuticals II, L.P. (“Pillar II”), Pillar Pharmaceuticals III, L.P. (“Pillar III”), Pillar Pharmaceuticals IV, L.P. (“Pillar IV”), Pillar Pharmaceuticals V, L.P. (“Pillar V”, and, together with Pillar I, Pillar II, Pillar III, Pillar IV, Pillar V, Pillar 6 and Pillar GP, the “Prior Pillar Holders”), previously held 97,918 shares of Common Stock. Such shares of Common Stock held by the Prior Pillar Holders were transferred to the Pillar Entities pursuant to pro rata redemptions in kind by limited partners and pro rata distributions in kind to Messrs. Umari and El Zein, in each case pursuant to the terms of the partnership agreements of the Prior Pillar Holders.

Pillar 6 directly holds (a) 2,304,180 shares of Common Stock, (b) 766,941 Common Warrants (the “Common Warrants”), which are exercisable for shares of common stock, but pursuant to the terms of the Common Warrants a blocker provision limits the number of Common Warrants exercisable for shares of common stock to the extent such exercise would allow the percentage of common stock held directly to exceed 19.99% (the “Common Warrant Blocker Provision”) and (c) no Pre-Funded Warrants (the “Pre-Funded Warrants”), which are exercisable for shares of common stock, but pursuant to the terms of the Pre-Funded Warrants a blocker provision limits the number of Common Warrants exercisable for shares of common stock to the extent such exercise would allow the percentage of common stock held directly to exceed 19.99% (the “Pre-Funded Warrant Blocker Provision” and, together with the Common Warrant Blocker Provision, the “Blocker Provisions”).

Pillar Foundation directly holds (a) 5,733,795 shares of Common Stock, (b) 6,410,425 Common Warrants, which are exercisable for shares of common stock, but pursuant to the terms of the Common Warrants are subject to the Common Warrant Blocker Provision and (c) 1,533,159 Pre-Funded Warrants, which are exercisable for shares of common stock, but pursuant to the terms of the Pre-Funded Warrants are subject to the Pre-Funded Warrant Blocker Provision.

All of the Pre-Funded Warrants and Common Warrants held by Pillar 6 and Pillar Foundation are currently exercisable, subject to the Blocker Provisions.

Mr. El Zein directly holds 26,308 shares of Common Stock and 26,875 options to buy shares of Common Stock (exercisable within 60 days of the Transaction Date). Mr. Umari directly holds 386,110 shares of Common Stock.

(2)

The percentage of the class was calculated based on 52,966,025 shares of Common Stock outstanding as of May 5, 2022. The percentage reported for each of the 16,748,500 shares of Common Stock reported above held by the Pillar Entities, the 16,801,683 shares of Common Stock reported below held by Mr. El Zein and the 17,134,610 shares of Common Stock reported below held by Mr. Umari is capped at 19.99% as a result of the Blocker Provisions.

1.	NAMES OF REPORTING PERSONS Pillar Partners Foundation, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,748,500 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,748,500 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,748,500 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9% (2)
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Pillar Invest Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,748,500 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,748,500 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,748,500 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9% (2)
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Youssef El Zein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France and Lebanon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 53,183 (1)
	8.	SHARED VOTING POWER 16,748,500 (1)
	9.	SOLE DISPOSITIVE POWER 53,183 (1)
	10.	SHARED DISPOSITIVE POWER 16,748,500 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,801,683 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9% (2)
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS Abude Umari
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France and Lebanon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 386,110 (1)
	8.	SHARED VOTING POWER 16,748,500 (1)
	9.	SOLE DISPOSITIVE POWER 386,110 (1)
	10.	SHARED DISPOSITIVE POWER 16,748,500 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,134,610 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9% (2)
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Explanatory Note: This Amendment No. 12 to Schedule 13D (this “Amendment No. 12”) amends the Schedule 13D filed on November 14, 2011 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on November 16, 2012 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on June 5, 2013 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on October 9, 2013 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed on October 17, 2016 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed on July 25, 2019 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed on May 7, 2020 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed on August 17, 2020 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D filed on December 30, 2020 (“Amendment No. 8”), Amendment No. 9 to Schedule 13D filed on April 1, 2021 (“Amendment No. 9”), Amendment No. 10 to Schedule 13D filed on June 7, 2021 (“Amendment No. 10”), and Amendment No. 11 to Schedule 13D filed on June 24, 2022 (“Amendment No. 11”, and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, and Amendment No. 10, the “Schedule 13D”) and relates to the Common Stock. The principal executive offices of the Issuer are located at 505 Eagleview Blvd., Suite 212, Exton, PA 19341.

Except as specifically amended by this Amendment No. 12, the disclosure in the Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment No. 12 but not otherwise defined shall have the meanings given to such terms in the Schedule 13D.

ITEM 4. Purpose of Transaction.

Item 4 to this Schedule 13D is hereby amended to add the following:

On June 30, 2022, the Company and the Pillar Entities entered into an amendment to the existing letter agreement, as amended, pursuant to which Abude Umari may attend meetings of the board of directors of the Company as a non-voting board observer until September 30, 2022, and receive copies of all board materials provided in connection therewith.

Other than as described above, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of the Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons may also seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4.

Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Company.

ITEM 7. Materials to be Filed as Exhibits.

Exhibit 99.1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 30th day of June, 2022.

PILLAR PHARMACEUTICALS 6, L.P. CORPORATION

By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name: Youssef El Zein
Title: Director

PARTNERS FOUNDATION, L.P.

By:	/s/ Youssef El Zein
Name: Youssef El Zein
Title: Director

PILLAR INVEST CORPORATION

By:	/s/ Youssef El Zein
Name: Youssef El Zein
Title: Director

/s/ Abude Umari
Abude Umari

/s/ Youssef El Zein
Youssef El Zein

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.